UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

iFresh Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

449538 107
(CUSIP Number)

HK Xu Ding Co., Limited

Rm 32 11/F, Lee Ka Industrial Building, 8Ng Fong Street, San Po Kong

Kowloon, Hong Kong

HK Suixin Co., Limited

Apt. 1203, Zhongya Dongjun Yuan North Part

Yuecheng District

Shaoxing

Zhejiang Province, China 312000

Lin Wang

Apt. 1203, Zhongya Dongjun Yuan North Part

Yuecheng District

Shaoxing

Zhejiang Province, China 312000

Baofeng Pan

195 Bin’an Road, Binjiang District,

Hangzhou, Zhejiang Province, China 310052

Gerald A. Adler, Esq.

Adler & Silverberg PLLC

48 Wall Street (Suite 1100)

New York, NY 10005

                                                                                     (646) 418-6454

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HK Xu Ding Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,294,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

_____________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)

Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
HK Suixin Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
8,294,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
CO

________________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lin Wang
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

___________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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SCHEDULE 13D/A

CUSIP No. 449538 107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Baofeng Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,294,989
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
8,294,989
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,294,989 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.87% (2)
14	TYPE OF REPORTING PERSON (See Instructions)
IN

___________

(1)	Beneficial ownership of the shares of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D/A and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D/A.
(2)	Based on a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021.

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Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being jointly filed by HK Xu Ding Co., Limited (“Xu Ding”), a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China; HK Suixin Co., Limited (“HK Suixin”), a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China; Lin Wang (“L. Wang”), a shareholder of HK Suixin and its sole director and, Baofeng Pan (“B. Pan”), a shareholder of HK Suixin. HK Suixin is the sole shareholder of Xu Ding (collectively, the “Reporting Persons”). Ms. Ping Zhou had previously filed a Schedule 13D/A (“Amendment No.1”), dated as of September 5, 2020, reporting that she was part of a group that included Xu Ding, Mr. Dengrong Zhou, and Mr. Qiang Ou. The Amendment No.1 purportedly amended Schedule 13D filed on February 21, 2019, jointly by Xu Ding and Junfeng Liu. (“J. Liu”). However, L. Wang and Ping Zhou subsequently learned that L. Wang’s signature on the ownership transfer documents of Xu Ding as filed with the Hong Kong government registry had been forged by others. Therefore, Ping Zhou did not own any shares of Xu Ding or iFresh, Inc. (the “Issuer”). Accordingly, Ping Zhou had no authority act on behalf of Xu Ding to file Amendment No.1.

ITEM 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $0.0001 (the “Common Stock”) of iFresh Inc. (the “Issuer”), a Delaware corporation with its principal office located at 2-39 54th Avenue, Long Island City, New York.

Item 2.	Identity and Background

(a)

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being jointly filed by Xu Ding, a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China; HK Suixin, a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China; L. Wang, a shareholder of HK Suixin and its sole director and B. Pan, a shareholder of HK Suixin. HK Suixin is the sole shareholder of Xu Ding.

(b)

The business address of Xu Ding is 32-11/F, Lee Ka Industrial Building, 8 Ng Fong Street, San Po Kong, Kowloon, Hong Kong; the business address of HK Suixin is; Apt. 1203, Zhongya Dongjun Yuan North Part, Yuecheng District, Shaoxing, Zhejiang Province, China 312000; W. Lin’s address is Apt. 1203, Zhongya Dongjun Yuan North Part, Yuecheng District, Shaoxing, Zhejiang Province, China 312000; B. Pan’s address is 195 Bin’an Road, Binjiang District, Hangzhou, Zhejiang Province, China 310052.

(c)

The principal business of Xu Ding is purchasing, holding and selling securities for investment purposes. The principal business of HK Suixin is purchasing, holding and selling securities for investment purposes; W. Lin’s present occupation is corporate advisor; B. Pan’s present occupation is entrepreneur.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceedings.

(e)

During the last five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)

Xu Ding is a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China; HK Suixin is a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China; W. Lin is a citizen of the People’s Republic of China; B. Pan is a citizen of the People’s Republic of China.

Item 3.	Source and Amount of Funds or Other Considerations

In 2019, HK Suixin acquired all of the shares of HK Ding from J. Liu for US $6,800,000. The funds used for such purchase is from an unsecured interest-free loan by Zhejiang Xiaotai Technology Co., Ltd. (“Xiaotai”), an entity controlled by B. Pan, payable on demand. The loan was made pursuant to a verbal agreement between B. Pan and Xiaotai.

On March 1, 2019 J. Liu, the then sole director and sole shareholder of Xu Ding, transferred 40% of the shares of Xu Ding to L. Wang. On April 30, 2019, after the formation of HK Suixin by L. Wang, L. Wang transferred those shares to HK Suixin.

On April 30, 2019, J. Liu transferred an additional 30% of Xu Ding to HK Suixin. As a result of the aforesaid transactions, B. Pan obtained control of HK Suixin.

On August 21, J. Liu transferred an additional 30% of Xu Ding to HK Suixin.

Payment for the shares of Xu Ding was as follows: US $1,500,000 in January 2019, US $3,000,000 in March 2019, US $500,000 in July 2019, and US $1,800,000 in August 2019.

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Item 4.	Purpose of Transaction

All of the Subject Shares were acquired for investment purposes. The Reporting Persons intend to review on a continuing basis, the investment in the Issuer. Based on such review, the Reporting Persons may acquire, or cause to be disposed of, securities of the Issuer at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors. The Reporting Persons may also engage in discussions with the Issuer and Issuer’s management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the governance and board composition, management, business, operations, strategic plans, and the future of the Issuer.

Except as otherwise described in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board except as may be required for the Issuer to comply with exchange listing requirements with respect to the number of independent directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or by-laws or other actions which may impede the acquisition or control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons (based upon a total of 36,273,437 shares of Common Stock, par value $0.0001 per share, issued and outstanding as of January 6, 2021. The calculation is based on the Issuer’s disclosure in its registration statement on Form S-1, filed with the SEC on December 22, 2020, stating that 30,230,383 shares of Common Stock were outstanding as of December 21, 2020 and subsequent disclosures in its Current Report on Form 8-K, filed with the SEC on January 8, 2021, stating that the Issuer issued 6,043,054 shares of Common Stock to Mr. Long Deng on January 6, 2021) are as follows:

Xu Ding

a)		Amount beneficially owned: 8,294,989	Percentage: 22.87%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,294,989
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,294,989

HK Suixin

a)		Amount beneficially owned: 8,294,989	Percentage: 22.87%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,294,989
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,294,989

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W. Lin

a)		Amount beneficially owned: 8,294,989	Percentage: 22.87%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,294,989
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

B. Pan

a)		Amount beneficially owned: 8,294,989	Percentage: 22.87%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	8,294,989
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	8,294,989

HK Suixin is the sole shareholder of Xu Ding.

B. Pan and L. Wang, are the sole shareholders of HK Suixin. L. Wang is the sole director thereof and B. Pan and L. Wang have shared voting power of the securities held by Xu Ding. Accordingly, B. Pan and L. Wang may be deemed to beneficially own such securities.

(c) None of the Reporting Persons has effected any transactions of the Common Stock during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated as of January 11, 2021, by and between Xu Ding, HK Suixin, B. Pan and W. Lin.

Exhibit 99.2	Instruments of Transfer.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2021

HK Xu Ding Co., Limited

By: /s/ Lin Wang
Name: Lin Wang

HK Suixin Limited

By: /s/ Lin Wang
Name: Lin Wang
Director

/s/ Lin Wang
Lin Wang

/s/ Baofeng Pan
Baofeng Pan

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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